 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-02658

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STEWART 401(k) SAVINGS PLAN
1980 Post Oak Blvd
Houston, TX 77056-3899

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STEWART INFORMATION SERVICES CORPORATION

Delaware	74-1677330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1980 Post Oak Blvd., Houston TX	77056
(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code: (713) 625-8100

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Stewart 401(k) Savings Plan:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2015 and 2014
Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2015

Notes to Financial Statements - December 31, 2015 and 2014

Supplemental Schedule -

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2015

Signature

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

STEWART 401(k) SAVINGS PLAN

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Stewart 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with generally accepted accounting principles in the United States of America.

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, LLP
Houston, Texas
June 24, 2016

STEWART 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
	(amounts in US$)
Assets:
Investments, at fair value	308,548,100	297,887,130
Noninterest—bearing cash	1,291	—

Receivables:
Notes receivable from plan participants	6,778,562	6,876,560
Employer contributions	—	20,945
Total receivables	6,778,562	6,897,505
	315,327,953	304,784,635

Liabilities:
Securities purchases payable	—	263

Total net assets available for benefits	315,327,953	304,784,372
See accompanying notes to financial statements.

STEWART 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015
(amounts in US$)

Net additions to net assets:
Contributions:
Plan participants	25,244,768
Employer	8,806,174
Rollovers	1,950,009
Total contributions	36,000,951

Net investment loss:
Dividends, capital gains and interest	10,676,427
Net depreciation of investments	(11,741,439)
Total investment loss	(1,065,012)

Interest on notes receivable from plan participants	275,670

Total additions to net assets	35,211,609

Deductions from net assets:
Benefits paid to participants	32,602,496
Administrative expenses	484,223
Total deductions from net assets	33,086,719

Net increase before transfers	2,124,890
Transfers to the Plan	8,418,691
Net increase in net assets available for benefits	10,543,581

Net assets available for benefits:
Beginning of year	304,784,372
End of year	315,327,953
See accompanying notes to financial statements.

STEWART 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF THE PLAN

The Stewart 401(k) Savings Plan (the Plan) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (STG). STG is a wholly owned subsidiary of Stewart Information Services Corporation (SISCO). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by STG (the Plan Administrator) and an administrative committee of executives (the Administrative Committee) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of the investment trustee and record keeper. Effective May 1, 2014, the Plan changed its investment trustee and record keeper from Wells Fargo Bank of Texas, N.A. (Wells Fargo) to Charles Schwab Bank and Schwab Retirement Plan Services, Inc. (Schwab) at the discretion of Plan management.

The following description of the Plan presented below provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A. Employee participation. The Plan is made available to eligible employees of STG and its affiliates (collectively, the Company). All eligible employees, as defined by the Plan, are eligible to participate in the Plan immediately upon hire.

B. Contributions. Plan participants may defer up to 50% of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (IRC). A participant may make deferrals on a pretax basis (401(k) contributions) or after-tax basis (Roth 401(k) contributions), or a combination of both, which will be accounted for in separate accounts. Highly compensated participants may be required to reduce the amount of contributions made in order to permit the Plan to satisfy the nondiscrimination requirements of Sections 401(k) and (m) of the IRC. Participants may designate the extent to which such reductions are made from pretax or after-tax accounts, subject to certain limitations. As of December 31, 2015, excess contribution refunds were due to Plan participants in the amount of $129,456.

The Plan includes an automatic enrollment feature of 3% of the participant’s eligible compensation unless elected otherwise. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.

The Company’s matching contribution is equal to fifty cents for each one dollar of considered compensation contributed up to a maximum of 6% of each participant’s considered compensation (pretax and after-tax), subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan.

The Plan allows for a Company discretionary contribution as determined annually by STG’s Board of Directors. The discretionary contribution, if any, shall be calculated quarterly or annually, as elected and allocated equally to all eligible participants, in accordance with the Plan’s provisions. The Company may utilize available forfeitures to offset discretionary contributions to the Plan. For the Plan year ended December 31, 2015, the Company did not make a discretionary contribution to the Plan.

Employees are permitted to rollover pretax or after-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, subject to the provisions in the Plan document. As a result of the Company’s acquisitions during 2015, former participants of the Wetzel Trott Inc. 401(k) Plan and Stewart Title & Trust of Phoenix, Inc. Retirement Plan became eligible to participate in the Plan. Additionally, the Company supported a voluntary group rollover of eligible balances and loans from the sponsored plans into the Plan. Consequently, a total of $8,147,729 in participant balances and $270,962 in outstanding loans were transferred into the Plan during the year ended December 31, 2015, and are included on the statement of changes in net assets available for benefits.

C. Participant accounts. Each participant’s account is credited with the elected deferral amount and allocations of (a) the Company’s employer matching contribution, (b) the Company’s discretionary contribution, if any, and (c) Plan earnings, and charged with an allocation of administrative expenses. Net investment income (loss) is allocated to each participant’s accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.

D. Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of service.

E. Investment options. Employees may elect to have their contributions allocated among various investment options offered by the Plan. As of December 31, 2015 and 2014, the Plan offers mutual funds (including target date funds), a common collective trust fund, and the SISCO Stock Fund as investment options. Certain limitations apply under the Plan.

The SISCO Stock Fund is invested primarily in SISCO common stock. Through April 30, 2014, the remaining portion of the fund is invested in the Wells Fargo Short Term Investment Fund S, a common collective trust fund, which is not available as an investment option in the Plan. On or after May 1, 2014, the remaining portion of the fund is invested in the State Street (SSgA) Government Money Market Fund, a common collective trust fund, which is not available as an investment option in the Plan. Schwab, as the investment trustee, is entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.

F. Payment of benefits. Participants in the Plan prior to January 1, 1989, are eligible to receive payment of the total account balance upon normal retirement at age 65, death, disability or other termination of employment.
Participants in the Plan on or after January 1, 1989 are eligible to receive payment of the total account balance upon normal retirement at age 65, death or disability or other termination of employment. Participants who have attained age 59 1/2 may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company in the form of an in-service distribution. The Plan also provides for a hardship withdrawal of all or any portion of a participant’s vested accounts, subject to the provisions of the Plan.

Distributions may be paid in a lump sum or in installments, subject to the provisions of the Plan, including taxation. Participants with account balances greater than $5,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. If the participants’ vested account balance is $5,000 or less, payment must be made in a lump-sum distribution. Direct rollovers from the Plan to an IRA or other qualified plan are permitted for pretax and after-tax accounts, subject to certain limitations.

G. Forfeited accounts. As of December 31, 2015 and 2014, forfeited non-vested accounts totaled $279,073 and $372,364, respectively. These accounts may be used to pay Plan administrative expenses or may be used to offset future Company matching or discretionary contributions as determined allowable under the provisions of the Plan. During 2015, $87,083 was used to pay administrative expenses of the Plan.

H. Notes receivable from plan participants. A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee. Such earnings are shown as interest on notes receivable from Plan participants in the statement of changes in net assets available for benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of accounting. The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP). Benefits are recorded when paid to participants.

B. Use of estimates. The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

C. Investment valuation and income recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The New York Life Anchor Account is a fully benefit-responsive investment contract. Since the fair value of this contract also approximates its contract value, the statement of net assets available for benefits does not require a separate adjustment for reporting the Plan net assets on a contract value basis. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. In the statement of changes in net assets available for benefits, interest income is recorded as earned on the accrual basis and dividend and capital gain income is recorded on the ex-dividend date. Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are combined and presented as net appreciation (depreciation) of investments. Certain other investment income is recorded and shown offset by related investment expenses.

D. Notes receivable from participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments, such loans are considered delinquent loans, or delinquent participant notes receivable, as specified in the Plan. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

E. Risks and uncertainties. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

F. Expenses. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements or are paid from available forfeitures, as determined allowable under the provisions of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment-related expenses are included in net appreciation of fair value of investments.

G. Recent accounting pronouncements. In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. (ASU) 2015-07, Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which impacts reporting entities that elect to measure an investment's fair value using the net asset value per share (or its equivalent) practical expedient. ASU 2015-07 eliminates the requirement to categorize within the fair value hierarchy all investments measured using the practical expedient. The ASU also removes the requirement to make certain disclosures for all investments eligible to be assessed at fair value using the net asset value per share practical expedient. Instead, such disclosures are limited only to investments that the entity has elected to measure using the practical expedient. ASU 2015-07 is effective for public entities with reporting periods beginning after December 15, 2015 and for all other entities with reporting periods beginning after December 15, 2016. The ASU is to be applied retrospectively in all periods presented in an entity's financial statements and early adoption is permitted. The Plan’s management is currently evaluating the impact of adopting this ASU on its financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. The amendments in the ASU, among others, (i) eliminate the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures, and provide the contract value as the only required measure for fully benefit-responsive investment contracts; and (ii) eliminate the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type, and simplify the level of disaggregation of investments that are measured using fair value by permitting disaggregation by general type, instead of by investment nature, characteristics and risks. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The above amendments are to be applied retrospectively. The Plan’s management is currently evaluating the impact of adopting this ASU on its financial statements.

NOTE 3 - INVESTMENTS

The following table presents all Plan investments which exceed 5% of the Plan’s net assets at December 31, 2015 and 2014 (in US$):

	2015	2014
Vanguard Institutional Index	46,009,359	45,734,695
Dodge & Cox Stock Fund	32,125,435	34,500,805
New York Life Anchor Account	29,295,003	26,861,149
JPMorgan SmartRetirement 2020	23,113,259	22,806,725
T. Rowe Price New America Growth	21,879,124	17,556,920
Vanguard Total Bond Market Index	20,339,942	20,803,974
JPMorgan SmartRetirement 2030	18,427,148	17,657,959
Fidelity Spartan Intl. Index Fund	16,675,188	16,516,465
Vanguard Extended Market Index	16,443,489	16,989,795
	224,307,947	219,428,487

The following table presents the net appreciation (depreciation) of all Plan investments for the year ended December 31, 2015 by investment type (in US$):

Mutual funds	(12,044,755)
Common stock	301,304
Common collective trust funds	2,012
(11,741,439)

During 2015 and 2014, the Plan held an interest in the New York Life Anchor Account (SVF), a stable value fund that is a pooled account with New York Life Insurance Company, made available to participating plans through a group annuity contract. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life Insurance Company. The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer of the SVF. However, the Plan Administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The average yield in the SVF was approximately 2.09% for the year ended December 31, 2015. The average yield based on the actual interest rates credited to participants was approximately 1.74% for the year ended December 31, 2015. The crediting interest rate for these investment contracts is reset daily by the issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

NOTE 4 - FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or most advantageous, market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs when possible. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;

•
Level 2 – observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•
Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Common collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to disclose transfers between levels based on valuations at the end of the reporting period. There were no transfers between Levels 1 and 2 during the year ended December 31, 2015.

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 (in US$):

	Level 1	Level 2	Total
Mutual funds:
Equity funds -
Large equity funds	78,134,794	—	78,134,794
Mid equity funds	17,448,338	—	17,448,338
Small equity funds	12,769,639	—	12,769,639
International equity fund	16,675,188	—	16,675,188
	125,027,959	—	125,027,959
Balanced funds	73,787,174	—	73,787,174
Growth funds	39,041,364	—	39,041,364
Bond funds	30,567,679	—	30,567,679
Total mutual funds	268,424,176	—	268,424,176

Common stock	10,828,921	—	10,828,921
Common collective trust fund: Stable value fund (a)	—	29,295,003	29,295,003

Total investments	279,253,097	29,295,003	308,548,100

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 (in US$):

	Level 1	Level 2	Total
Mutual funds:
Equity funds -
Large equity funds	80,235,500	—	80,235,500
Mid equity funds	17,830,998	—	17,830,998
Small equity funds	14,067,107		14,067,107
International equity fund	16,516,465	—	16,516,465
	128,650,070	—	128,650,070
Balanced funds	68,795,445	—	68,795,445
Growth funds	32,296,734	—	32,296,734
Bond funds	30,505,710	—	30,505,710
Total mutual funds	260,247,959	—	260,247,959

Common stock	10,778,022	—	10,778,022
Common collective trust fund: Stable value fund (a)	—	26,861,149	26,861,149

Total investments	271,025,981	26,861,149	297,887,130

(a)
This category represents a stable value fund that seeks to provide a low-risk stable investment, offering competitive yields and limited volatility, with guarantee of principal and accumulated interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at contract value is probable. Further, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

NOTE 5 - PLAN TERMINATION

The Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Administrator has expressed no intent to terminate the Plan. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.

NOTE 6 - RELATED-PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trust funds managed by the trustee of the Plan. Fees paid by the Plan for investment management were included as a reduction of the return earned on each fund and are included in the net appreciation of investments reported in the statement of changes in net assets available for benefits. Certain Plan investments held are shares of SISCO common stock. Transactions with the trustee, the Company and SISCO may be party-in-interest transactions and may be covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

NOTE 7 - TAX STATUS

Effective May 1, 2014, the Plan adopted a nonstandardized prototype defined contribution profit sharing plan with the IRC Section 401(k) Cash or Deferred Arrangement (CODA) which received a favorable opinion letter from the Internal Revenue Service (IRS) dated May 23, 2008. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is considered as a qualified plan and the related trust is tax-exempt.

US GAAP requires that the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

STEWART 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 74-0924290 Plan Number: 002
December 31, 2015

Party-in -interest	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value ** (in US$)
	Investments:
	New York Life	Anchor Account	29,295,003
	JPMorgan Funds	SmartRetirement Income	7,768,826
	JPMorgan Funds	SmartRetirement 2015	528,149
	JPMorgan Funds	SmartRetirement 2020	23,113,259
	JPMorgan Funds	SmartRetirement 2025	3,887,999
	JPMorgan Funds	SmartRetirement 2030	18,427,148
	JPMorgan Funds	SmartRetirement 2035	2,048,402
	JPMorgan Funds	SmartRetirement 2040	12,243,152
	JPMorgan Funds	SmartRetirement 2045	1,252,298
	JPMorgan Funds	SmartRetirement 2050	4,197,055
	JPMorgan Funds	SmartRetirement 2055	320,886
	Invesco AIM Investment Services, Inc.	Small Cap Growth Fund	10,765,275
	Dodge & Cox Funds	Stock Fund	32,125,435
	Eagle Funds	Eagle Mid Cap Growth Fund	2,520,008
	Goldman Sachs Funds	Small Cap Value Fund	12,769,639
	American Funds	Europacific Growth Fund	3,876,957
	T Rowe Price	New America Growth Fund	21,879,124
	Fidelity Investments	Advisor Spartan International Fund – Class I	16,675,188
	Metropolitan West Funds	Metropolitan West TTL Return Bond	2,485,082
	MFS Series Trust Funds	MFS Mid Cap Value	1,004,849
	Vanguard	Extended Market Index	16,443,489
	Vanguard	Institutional Index	46,009,359
	Vanguard	Short-term Grade Ins	7,742,655
	Vanguard	Bond Market Index	20,339,942
*	Stewart Information Services Corporation	Common Stock	10,828,921
	Total investments		308,548,100
*	Notes receivables from plan participants	Interest rates from 3.25% to 9.00%	6,778,562
			315,326,662

* A party-in-interest as defined by ERISA.
** Cost information is not required as these assets are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 24, 2016
Date

By:	/s/ Ann Manal
Ann Manal, Chief Human Resources Officer and Chairman - Administrative Committee of the Stewart 401(k) Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1
Consent of Weaver and Tidwell, LLP to the incorporation by reference into the Registration Statement (File No. 033-196389) on Form S-8 of Stewart Information Services Corporation of its report, dated June 24, 2016, with respect to the audited financial statements of the Stewart 401(k) Savings Plan as of December 31, 2015.